SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

Exemption No. 82-5129

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b)
the Securities Exchange Act of 1934

Report on Disclosure of Information of SEKISUI HOUSE, LTD.

SEKISUI HOUSE, LTD.
(Translation of registrant's name into English)

Tower East Umeda Sky Building
1-88 Oyodonaka 1-chome, Kita-ku, Osaka 531-0076, Japan
(Address of principal executive offices)

URL:http://www.sekisuihouse.co.jp/ Telephone:81-6-6440-3111 Fax:81-6-6440-3331

December 1, 2006

Consolidated Third-Quarter Earnings Report
February 1, 2006 – October 31, 2006

Sekisui House, Ltd.
Stock code: 1928 Telephone: +81 6 6440 3111
http://www.sekisuihouse.co.jp/
President & Representative Director: Isami Wada
Inquiries: Corporate Communications Dept. Executive Officer: Hidehiro Yamaguchi

1. Matters Pertaining to Preparation of Third-Quarter Operating Results

(a)Adoption of simplified accounting method: Yes
A simplified accounting method is applied to income taxes, allowances and reserves.

(b)Change in accounting policies from the previous fiscal year: No

(c)Change in the scope of consolidation and application of the equity method: Yes
Consolidated subsidiaries: Newly included: 1 company Excluded: 2 companies

2. Third-Quarter Operating Results for Fiscal 2006 (Feb.1, 2006 to Oct. 31, 2006)

(1) Consolidated Business Results

*Please note that numbers less than a million yen are rounded down.

	Net sales		Operating income		Recurring income		Net income	
	Millions of yen	*%*	*Millions of yen*	*%*	*Millions of yen*	*%*	*Millions of yen*	*%*
FY2006 3rd Qtr.	1,087,288	8.1	70,302	108.0	72,111	108.1	41,295	143.9
FY2005 3rd Qtr.	1,006,220	6.4	33,807	-	34,652	-	16,928	-
FY2005	1,501,857		79,980		81,699		43,029	

(Note) Percentages indicate year-on-year changes.

	Net income per share	Fully diluted net income per share
	yen	*yen*
FY2006 3rd Qtr.	59.00	58.99
FY2005 3rd Qtr.	25.05	-
FY2005	62.94	-

Qualitative information on the progress of consolidated performance

During the third quarter of fiscal 2006, the Japanese economy experienced a mild recovery as corporate profits fared relatively strong and the employment conditions improved. Nevertheless, uncertainties remained concerning the future of the operating environment, due primarily to concerns of the rise of the raw materials including oil as well as the rising of the interest rate.

The housing market also saw improvements in the operating environment. The bottoming out of land prices became more visible primarily within metropolitan areas and the percentage land prices decrease began to shrink in local cities. Furthermore, with interest rates remaining low, built-for-sale housing- whose core customer group is first time buyers- fared quite well. However, demand from owner-occupiers has yet to see a full-fledged recovery although the motivation of another customer group, who accounts for secondary acquisitions for rebuilding, showed signs of recovery towards the end of the first half.

Against this backdrop, we enhanced marketing expertise, resulting in net sales of 1,087,288 million yen (up 8.1% year-on-year), recurring income of 72,111 million yen (+108.1%) and net income of 41,295

million yen (+143.9%) on a consolidated basis. Consolidated orders totaled 1,228,650 million yen (+11.5%) owing primarily to contribution of urban redevelopment business.

(2) Consolidated Financial Position

	Total assets	Net assets	Equity ratio	Net assets per share
	Millions of yen	*Millions of yen*	%	*yen*
FY2006 3rd Qtr.	1,267,409	777,566	61.3	1,096.38
FY2005 3rd Qtr.	1,127,130	653,879	58.0	981.45
FY2005	1,098,203	685,762	62.4	1,028.46

Consolidated Cash Flows

	Net cash provided by operating activities	Net cash used in investing activities	Net cash used in financing activities	Cash and cash equivalents at end of period
	Millions of yen	*Millions of yen*	*Millions of yen*	*Millions of yen*
FY2006 3rd Qtr.	42,390	(17,628)	70,732	190,585
FY2005 3rd Qtr.	(32,755)	6,677	(51,211)	102,348
FY2005	(5,756)	12,259	(91,200)	94,979

Qualitative information on the changes in the consolidated financial position

Inventories increased owing primarily to the active purchases of land for sale designed to bolster the Real Estate for Sale Business. Current assets grew by 22.8% as cash and deposits showed a substantial increase, chiefly as a result of the brisk performance of the Real Estate for Sale Business.
Current liabilities grew by 18.4% owing mainly to an increase in advances received associated with an increase in orders. Long term liabilities showed a substantial increase by 20.7% due to borrowings to fund investments in the urban redevelopment business.
Net assets increased resulting from the sale of 43,000,000-plus shares of treasury stock and a subsequent substantial increase in additional paid-in capital.

3. Consolidated Results Forecast for the Year ending January 31, 2007 (Feb.1, 2006 to Jan. 31, 2007)

	Net sales	Recurring income	Net income	Net income per share
	Millions of yen	*Millions of yen*	*Millions of yen*	*yen*
FY2006	1,610,000	113,000	62,000	87.45

* Forecasts are based on information available to management at the time of this announcement. A number of uncertainties may cause actual results to differ materially from forecast.
No revisions have been made to full-year forecasts announced on August 31, 2006.

Non-Consolidated Third-Quarter Earnings Report
February 1, 2006 – October 31, 2006

1. Third-Quarter Operating Results for Fiscal 2006 (Feb.1, 2006 to Oct. 31, 2006)

(1) Non-Consolidated Business Results

*Please note that numbers less than a million yen are rounded down.

	Net sales		Operating income		Recurring income		Net income	
	Millions of yen	%	*Millions of yen*	%	*Millions of yen*	%	*Millions of yen*	%
FY2006 3rd Qtr.	806,650	8.6	52,246	168.6	56,255	157.2	33,561	226.2
FY2005 3rd Qtr.	742,759	1.3	19,454	-	21,874	-	10,287	-
FY2005	1,145,540		59,864		63,146		33,003	

(Note) Percentages indicate year-on-year changes.

	Net income per share	Fully diluted net income per share
	yen	*yen*
FY2006 3rd Qtr.	47.94	47.94
FY2005 3rd Qtr.	15.22	-
FY2005	48.76	-

(2) Non-Consolidated Financial Position

	Total assets	Net assets	Equity ratio	Net assets per share
	Millions of yen	*Millions of yen*	%	*yen*
FY2006 3rd Qtr.	1,160,866	719,259	62.0	1014.34
FY2005 3rd Qtr.	1,001,291	606,342	60.6	909.93
FY2005	976,952	635,074	65.0	952.92

2. Non-Consolidated Results Forecast for the Year ending January 31, 2007 (Feb.1, 2006 to Jan. 31, 2007)

	Net sales	Recurring income	Net income	Net income per share
	Millions of yen	*Millions of yen*	*Millions of yen*	*yen*
FY2006	1,230,000	92,000	51,500	72.63

*Forecasts are based on information available to management at the time of this announcement. A number of uncertainties may cause actual results to differ materially from forecast.
No revisions have been made to full-year forecasts announced on August 31, 2006.

CONSOLIDATED BALANCE SHEETS

As of October 31 and January 31, 2006 and October 31, 2005

Millions of yen

	As of Oct. 31, 2006	As of Jan. 31, 2006	Difference	%	As of Oct. 31, 2005
Assets	1,267,409	1,098,203	169,206	15.4	1,127,130
Current assets	875,591	712,752	162,839	22.8	731,368
Cash and deposits	185,585	95,579			102,948
Notes and accounts receivable	33,738	96,610			41,692
Marketable securities	50	216			216
Inventories	568,329	436,609			484,591
Deferred income taxes	57,654	59,242			75,265
Other current assets	32,155	26,255			28,233
Allowance for doubtful accounts	(1,921)	(1,762)			(1,579)
Fixed assets	391,818	385,451	6,367	1.7	395,762
Tangible fixed assets	207,215	202,131	5,084	2.5	213,785
Buildings and structures	94,784	91,933			94,565
Machinery and vehicles	12,378	12,495			11,647
Tools and equipment	6,051	5,953			5,647
Land	90,446	87,925			98,768
Construction in progress	3,554	3,823			3,156
Intangible fixed assets	7,244	5,973	1,271	21.3	5,921
Investments and other assets	177,357	177,345	12	0.0	176,055
Investments in securities	103,529	100,895			97,477
Long-term loans receivable	35,593	37,985			39,871
Deferred income taxes	1,718	3,054			4,049
Other investments and other assets	37,944	36,824			35,963
Less allowance for doubtful accounts	(1,427)	(1,414)			(1,306)
Total Assets	1,267,409	1,098,203	169,206	15.4	1,127,130

Millions of yen

	As of Oct. 31, 2006	As of Jan. 31, 2006	Difference	%	As of Oct. 31, 2005
Liabilities	489,843	412,168	77,675	18.8	472,896
Current liabilities	386,910	326,864	60,046	18.4	389,381
Notes and accounts payable	161,751	166,388			147,636
Short-term notes		-			40,000
Accrued income taxes	22,396	7,206			4,176
Advances received	130,580	86,174			131,059
Allowance for bonuses	25,725	18,000			24,102
Allowance for compensation payments on completed works	2,794	2,611			1,774
Other current liabilities	43,662	46,482			40,632
Long term liabilities	102,932	85,304	17,628	20.7	83,514
Long-term debt	20,049	-			-
Deposits and guarantees	53,452	53,063			53,241
Deferred tax liability	3,162	2,256			-
Allowance for accrued retirement benefits for employees	22,799	26,143			26,440
Allowance for accrued retirement benefits for director, corporate auditors and executive officers	990	1,803			1,686
Consolidated adjustment account	76	185			233
Other long term liabilities	2,402	1,851			1,912
Minority Interests		271	-	-	354
Shareholders' Equity		685,762	-	-	653,879
Paid-in capital		186,554			186,554
Capital surplus		237,522			237,522
Retained earnings		285,574			259,477
Net unrealized holding gain (loss) on securities		24,530			18,676
Translation adjustment		(40)			(79)
Less treasury stock, at cost		(48,379)			(48,272)
Liabilities, Minority Interests, and Shareholders' Equity		1,098,203	-	-	1,127,130
Net assets	777,566	-	-	-	-
Shareholders' equity	752,606	-	-	-	-
Capital stock	186,554	-			-
Capital surplus	254,133	-			-
Retained earnings	312,470	-			-
Treasury stock	(551)	-			-
Valuation and translation adjustments	24,687	-	-	-	-
Net unrealized holding gain (loss) on securities	24,617	-			-
Translation adjustment	70	-			-
Minority interests	272	-	-	-	-
Total liabilities and net assets	1,267,409	-	-	-	-

CONSOLIDATED STATEMENTS OF INCOME

Millions of yen

	Feb. 1, 2006 – Oct. 31, 2006	Feb. 1, 2005 – Oct. 31, 2005	Difference	%	Feb. 1, 2005 – Jan. 31, 2006
Net sales	**1,087,288**	**1,006,220**	81,068	8.1	**1,501,857**
Cost of sales	856,837	817,317	39,520	4.8	1,213,190
Gross profit	230,451	188,903	41,548	22.0	288,666
Selling, general and administrative expenses	160,148	155,095	5,053	3.3	208,686
Operating income	**70,302**	**33,807**	36,495	108.0	**79,980**
Non-operating income	**4,261**	**4,087**	174	4.3	**5,566**
Interest and dividend income	1,522	1,585			2,223
Equity in gains of affiliates	163	108			183
Miscellaneous income	2,575	2,393			3,159
Non-operating loss	**2,452**	**3,242**	(790)	(24.4)	**3,846**
Interest expense	41	126			139
Miscellaneous expense	2,411	3,116			3,707
Recurring income	**72,111**	**34,652**	37,459	108.1	**81,699**
Extraordinary income	**130**	**396**	(266)	(67.2)	**5,937**
Extraordinary loss	**744**	**4,713**	(3,969)	(84.2)	**12,862**
Income before income taxes and minority interests	**71,497**	**30,335**	41,162	135.7	**74,774**
Income taxes	30,187	13,377	16,810	125.7	31,562
Minority interests in earnings of subsidiaries	14	29	(15)	(51.7)	182
Net income	**41,295**	**16,928**	24,367	143.9	**43,029**

CONSOLIDATED STATEMENT OF CASH FLOW

Millions of yen

	Feb. 1, 2006 – Oct. 31, 2006	Feb. 1, 2005 – Oct. 31, 2005	Feb. 1, 2005 – Jan. 31, 2006
Cash flows from operating activities			
Income before income taxes and minority interests	71,497	30,335	74,774
Depreciation and amortization	8,938	7,976	11,117
Loss on the return of employee pension fund	(3,344)	(455)	(752)
Interest and dividend income	(1,522)	(1,585)	(2,223)
Interest expense	41	126	139
Equity in gains of affiliates	(163)	(108)	(183)
Loss on revaluation of real estate held for sale	47	4,187	12,015
Loss on revaluation of securities	7	9	9
Increase (decrease) in note and accounts receivables	62,872	40,878	(14,040)
Increase in inventories and advance payments	(131,251)	(127,473)	(68,174)
Increase (decrease) in notes and accounts payable	(3,799)	(6,196)	12,493
Increase (decrease) in advances received	44,406	44,625	(260)
Other	4,781	(4,045)	(9,889)
Subtotal	**52,512**	**(11,723)**	**15,026**
Interest and dividend received	1,538	1,726	2,367
Interest paid	(40)	(231)	(244)
Income taxes paid	(11,620)	(22,527)	(22,905)
Net cash provided by operating activities	**42,390**	**(32,755)**	**(5,756)**
Cash flows from investing activities			
Purchases of marketable securities	-	(642)	(232)
Proceeds from sales of marketable securities	216	660	265
Purchases of property, plant and equipment	(17,096)	(38,296)	(47,141)
Proceeds from sales of property, plant and equipment	101	179	1,951
Purchases of investments in securities	(2,450)	(11,901)	(12,654)
Proceeds from sales of investments in securities	150	52,939	65,740
Payment for loans receivable	(1,289)	(1,112)	(1,483)
Settlement of loans receivable	3,673	5,206	7,456
Other	(934)	(355)	(1,642)
Net cash used in investing activities	**(17,628)**	**6,677**	**12,259**
Cash flows from financing activities			
Increase in issuance of short-term notes	-	40,000	-
Proceeds from long-term debt	20,049	-	-
Repayment of long-term debt	-	(1,552)	(1,552)
Repayment of notes	-	(30,000)	(30,000)
Cash dividend paid	(13,754)	(12,784)	(12,784)
Cash dividend paid for minority interests	(1)	(404)	(404)
Repayment of exchange's treasury stock off-floor transaction	-	(46,284)	(46,284)
Proceeds from sale and disposal of treasury stock	64,794	-	-
Other	(354)	(184)	(174)
Net cash used in financing activities	**70,732**	**(51,211)**	**(91,200)**
Effect of exchange rate changes on cash and cash equivalents	**110**	**(74)**	**(35)**
Net decrease in cash and cash equivalents	**95,605**	**(77,363)**	**(84,732)**
Cash and cash equivalents at beginning of year	**94,979**	**179,712**	**179,712**
Cash and cash equivalents at end of year	**190,585**	**102,348**	**94,979**

(Segmental information)

(1) Four sections classify each business

FY2006 Third Qtr. (Feb. 1, 2006 – Oct. 31, 2006)

Millions of yen

	Built to Order Housing	Real Estate for Sale	Real Estate for Leasing	Other Business	Total	Eliminations and Back Office	Consolidated
Sales & Operating Income							
Sales							
Sales to third parties	464,691	285,319	231,846	105,430	1,087,288	-	1,087,288
Inter-group sales and transfers	5,436	44	1,301	2,326	9,108	(9,108)	-
Total sales	470,128	285,363	233,148	107,757	1,096,396	(9,108)	1,087,288
Operating expenses	428,508	241,706	221,555	106,367	998,137	18,847	1,016,985
Operating income	41,619	43,657	11,592	1,389	98,258	(27,956)	70,302

FY2005 Third Qtr. (Feb. 1, 2005 – Oct. 31, 2005)

Millions of yen

	Built to Order Housing	Real Estate for Sale	Real Estate for Leasing	Other Business	Total	Eliminations and Back Office	Consolidated
Sales & Operating Income							
Sales							
Sales to third parties	476,768	218,109	217,013	94,328	1,006,220	-	1,006,220
Inter-group sales and transfers	1,383	-	1,218	2,855	5,457	(5,457)	-
Total sales	478,152	218,109	218,232	97,184	1,011,678	(5,457)	1,006,220
Operating expenses	438,450	208,382	208,845	95,531	951,210	21,202	972,413
Operating income	39,701	9,726	9,386	1,652	60,467	(26,659)	33,807

FY2005 (Feb. 1, 2005 – Jan. 31, 2006)

Millions of yen

	Built to Order Housing	Real Estate for Sale	Real Estate for Leasing	Other Business	Total	Eliminations and Back Office	Consolidated
Sales & Operating Income							
Sales							
Sales to third parties	725,216	347,723	291,154	137,762	1,501,857	-	1,501,857
Inter-group sales and transfers	1,702	-	1,517	5,151	8,371	(8,371)	-
Total sales	726,919	347,723	292,672	142,913	1,510,228	(8,371)	1,501,857
Operating expenses	652,140	324,317	279,438	139,354	1,395,250	26,625	1,421,876
Operating income	74,779	23,406	13,233	3,558	114,978	(34,997)	79,980

[Notes]

1. Business classification

The Company classifies its operations according to type and the nature of business based on the currently used sales categories.

2. Main details of each business segment

Built to Order Housing:	Designing, constructing, and contracting for sale housing using the Company's prefabricated materials
Real Estate for Sale:	Selling houses and real estate and designing and constructing housing on estate land
Real Estate for Leasing:	Renting and managing properties
Other Business:	Designing, constructing, and contracting for leasing condominiums and commercial buildings and providing home remodeling, landscaping, and exterior construction

3. The main operating expenses that cannot be allocated within the eliminations and back office portion of operating expenses cover costs for the parent headquarters, administrative operations for branch office organizations, and research and development operations.

FY2006 3rd Qtr.: 25,547 million yen FY2005 3rd Qtr.: 24,202 million yen FY2005: 31,927 million yen

Segment Breakdown

Consolidated

Millions of yen

	FY2006 3rd Qtr. Feb.1, 2006 – Oct. 31, 2006		FY2005 3rd Qtr. Feb.1, 2005 – Oct. 31, 2005		FY2005 Feb.1, 2005 – Jan. 31, 2006	
	Orders	Accumulated Orders	Orders	Accumulated Orders	Orders	Accumulated Orders
Built to Order Housing	535,035	441,769	510,092	445,825	684,139	371,425
Real Estate for Sale	340,974	139,195	255,053	116,960	351,248	83,540
Real Estate for Leasing	231,846	-	217,013	-	291,154	-
Other Business	120,793	110,856	119,377	106,488	151,816	95,493
Total	1,228,650	691,821	1,101,536	669,273	1,478,359	550,459

Non-Consolidated

Millions of yen

	FY2006 3rd Qtr. Feb.1, 2006 – Oct. 31, 2006		FY2005 3rd Qtr. Feb.1, 2005 – Oct. 31, 2005		FY2005 Feb.1, 2005 – Jan. 31, 2006	
	Orders	Accumulated Orders	Orders	Accumulated Orders	Orders	Accumulated Orders
Built to Order Housing	536,377	443,743	505,999	446,893	678,060	372,550
Real Estate for Sale	326,281	135,169	241,851	110,274	333,371	78,068
Real Estate for Leasing	5,971	-	6,901	-	9,116	-
Other Business	77,630	103,902	80,269	100,166	103,127	92,587
Total	946,260	682,815	835,021	657,333	1,123,675	543,206

NON-CONSOLIDATED BALANCE SHEETS

As of October 31 and January 31, 2006 and October 31, 2005

Millions of yen

	As of Oct. 31, 2006	As of Jan. 31, 2006	Difference	%	As of Oct. 31, 2005
Assets	1,160,866	976,952	183,914	18.8	1,001,291
Current assets	795,587	618,305	177,282	28.7	627,193
Cash and deposits	142,687	35,725			46,175
Notes and accounts receivable	326	785			380
Accounts receivable-construction	26,391	88,565			35,355
Accounts receivable-real estate	3,396	3,634			1,366
Prepaid expenses for construction in progress	88,849	43,667			78,530
Buildings for sale	87,348	58,216			71,763
Land for sale	329,890	272,818			252,395
Land for sale in process	28,404	32,728			46,101
Other inventories	6,935	5,106			5,863
Advance payments	2,059	968			4,144
Short-term loans receivable	5,006	-			-
Prepaid expenses	5,633	4,426			5,357
Accounts receivable-other	14,349	16,468			14,135
Deferred income taxes	53,091	54,006			64,339
Other current assets	2,411	2,453			2,331
Less allowance for doubtful accounts	(1,194)	(1,268)			(1,047)
Fixed assets	365,278	358,647	6,631	1.8	374,097
Tangible fixed assets	164,404	159,612	4,792	3.0	171,429
Buildings	64,803	64,696			65,911
Structures	4,579	4,450			4,478
Machinery and equipment	11,189	11,210			10,331
Vehicles and delivery equipment	165	167			156
Tools and equipment	4,620	4,526			4,190
Land	75,919	72,761			83,265
Construction in progress	3,124	1,800			3,096
Intangible fixed assets	5,454	3,988	1,466	36.8	3,931
Industrial property	33	37			-
Lease rights	1,608	1,608			1,608
Software	3,103	1,629			1,604
Utility rights	23	26			30
Telephone subscription rights	685	686			687
Investments	195,419	195,046	373	0.2	198,736
Investments in securities	101,810	99,432			95,447
Investment in subsidiaries and partnership	40,013	39,891			39,806
Long-term loans receivable	35,992	52,173			54,818
Long-term prepaid expenses	866	800			817
Deposit and guarantees	12,908	12,359			12,456
Deferred income taxes		-			5,945
Other investments and other assets	5,330	5,407			4,426
Reserve for losses from investments in subsidiaries	(682)	(682)			(682)
Less allowance for doubtful accounts	(821)	(14,337)			(14,300)
Total	1,160,866	976,952	183,914	18.8	1,001,291

Millions of yen

	As of Oct. 31, 2006	As of Jan. 31, 2006	Difference	%	As of Oct. 31, 2005
Liabilities	441,606	341,877	99,729	29.2	394,949
Current liabilities	389,370	308,187	81,183	26.3	364,285
Notes payable-trade	63,111	63,749			55,451
Accounts payable-trade	49,410	40,560			45,553
Accounts payable-construction	36,453	55,746			34,942
Short-term notes		-			40,000
Accounts payable-other	7,730	7,057			7,141
Accrued expenses	14,665	12,328			12,320
Accrued income taxes	20,048	1,200			607
Consumption tax payable	375	6,819			1,118
Advances received-construction	95,787	58,917			84,108
Advance received-other	9,937	4,556			24,107
Allowance for bonuses	19,618	13,902			18,289
Allowance for compensation payments on completed work	2,791	2,611			1,774
Other current liabilities	69,440	40,737			38,872
Long term liabilities	52,236	33,690	18,546	55.0	30,664
Long-term debt	20,000	-			-
Deposits and guarantees	6,563	6,302			6,072
Deferred tax liability	4,023	2,918			-
Allowance for accrued retirement benefits for employees	21,065	23,600			23,754
Allowance for accrued retirement benefits for director, corporate auditors and executive officers		869			836
Other long term liabilities	585	-			-
Shareholders' Equity		635,074	-	-	606,342
Paid-in capital		186,554	-	-	186,554
Additional paid-in capital		242,307	-	-	242,307
Retained earnings		229,875	-	-	207,159
Legal reserve		23,128			23,128
Reserve for dividends		15,000			15,000
General reserve		162,300			162,300
Unappropriated retained earnings		29,446			6,730
Net unrealized holding gain (loss) on securities		24,600	-	-	18,478
Less treasury stock, at cost		(48,262)	-	-	(48,156)
Liabilities, Minority Interests, and Shareholders' Equity		976,952	-	-	1,001,291
Net assets	719,259	-	-	-	-
Shareholders' equity	694,564	-			-
Capital stock	186,554	-	-	-	-
Capital surplus	258,918	-	-	-	-
Legal reserve	242,307	-			-
Other	16,610	-			-
Retained earnings	249,525	-	-	-	-
Legal reserve	23,128	-			-
Other	226,397	-			-
Reserve for dividends to shareholders	15,000	-			-
Other	176,800	-			-
Retained earnings carried forward	34,597	-			-
Treasury stock	(433)	-		-	-
Valuation and translation adjustments	24,694	-			-
Net unrealized holding gain (loss) on securities	24,694	-	-	-	-
Total liabilities and net assets	1,160,866	-	-	-	-

NON-CONSOLIDATED STATEMENTS OF INCOME

Millions of yen

	Feb. 1, 2006 – Oct. 31, 2006	Feb. 1, 2005 – Oct. 31, 2005	Difference	%	Feb. 1, 2005 – Jan. 31, 2006
Net sales	**806,650**	**742,759**	**63,891**	8.6	**1,145,540**
Construction	598,699	592,084			904,572
Real estate	207,951	150,674			240,967
Cost of sales	**625,588**	**598,402**	**27,186**	4.5	**917,522**
Construction	474,919	468,167			712,599
Real estate	150,669	130,234			204,922
Gross profit on sales	**181,062**	**144,356**	**36,706**	25.4	**228,018**
Total gross profit from construction	123,780	123,917			191,973
Total gross profit from sales of real estate	57,282	20,439			36,044
Selling, general and administrative expenses	**128,815**	**124,901**	**3,914**	3.1	**168,153**
Operating income	52,246	19,454	32,792	168.6	59,864
Non-operating income	5,997	5,466	531	9.7	6,573
Interest and dividend income	3,979	3,170			3,801
Other income	2,017	2,296			2,772
Non-operating expense	**1,988**	**3,046**	**(1,058)**	(34.7)	**3,292**
Interest paid	38	26			39
Interest on bonds		99			99
Other expense	1,949	2,920			3,153
Recurring income	**56,255**	**21,874**	**34,381**	157.2	**63,146**
Extraordinary income	**130**	**396**	**(266)**	(67.2)	**5,488**
Extraordinary loss	**648**	**4,670**	**(4,022)**	(86.1)	**12,741**
Income before income taxes	**55,738**	**17,600**	**38,138**	216.7	**55,893**
Current income taxes	20,221	360	19,861	-	890
Deferred income taxes	1,956	6,953	(4,997)	-	22,000
Net income	**33,561**	**10,287**	**23,274**	226.2	**33,003**
Retained earnings brought forward from the preceding business term		11,931			11,931
Loss on sales of treasury stock		8,824			8,823
Interim dividends		6,664			6,664
Unappropriated retained earnings		**6,730**			**29,446**

SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House, Ltd.
(Registrant)

December 1, 2006

By: **/s/ Yoshiro Kubota**
Senior Managing Executive Officer &
General Manager of CS Promoting Headquarters

URL:http://www.sekisuihouse.co.jp/ Telephone:81-6-6440-3111 Fax:81-6-6440-3331